DLA Piper LLP (US)
4365 Executive Drive, Suite 1100 San Diego, California 92121-2133
www.dlapiper.com
Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

December 31, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Leland Benton

Re:	Pure Bioscience, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 18, 2014
File No. 333-199240

Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 30, 2014, to Henry R. Lambert, Chief Executive Officer of Pure Bioscience, Inc. (the “Company”), regarding Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 18, 2014 (File No. 333-199240).

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following such comment, sets forth the Company’s response. We have enclosed a copy of Amendment No. 3 to the Registration Statement on Form S-1 together with a copy that is marked to show the changes from the Registration Statement in response to the Staff’s comments.

Undertakings, page II-5

1.	Please revise to include the undertakings in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to include the undertakings in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 31, 2014

Page Two

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Thacker

Partner

Enclosure